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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              --------------------


                                  SCHEDULE 13G

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) and (d)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                                  HANDLEMAN CO.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                    410252100
                                 (CUSIP Number)

                                 March 26, 2004
             (Date of event which requires filing of this statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]  Rule 13d-1 (b)
        [X]  Rule 13d-1 (c)
        [ ]  Rule 13d-1 (d)




         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                               (page 1 of 4 pages)

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CUSIP No. 410252100                      13G         Page 2 of 4 Pages
----------------------------------                   ------------------

        1   NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            JANA PARTNERS LLC

        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)  |_|
            (b)  |_|

        3   SEC USE ONLY

        4   CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE

NUMBER OF         5        SOLE VOTING POWER
SHARES
BENEFICIALLY               1,259,700
OWNED BY
EACH REPORTING    6        SHARED VOTING POWER
PERSON WITH
                                   -0-

                  7        SOLE DISPOSITIVE POWER

                                   1,259,700

                  8        SHARED DISPOSITIVE POWER

                                   -0-

                  9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                                   1,259,700

                  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|

                  11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                   5.28%

                  12       TYPE OF REPORTING PERSON*

                                   CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 410252100                      13G         Page 3 of 4 Pages
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Item 1(a).      Name of Issuer:
                Handleman Co.

Item 1 (b).     Address of Issuer's Principal Executive Offices:
                500 Kirts Boulevard
                Troy, MI 48084

Item 2 (a).     Name of Person Filing: JANA Partners LLC

Item 2 (b).     Address of Principal Business Office or, if None, Residence:

                201 Post Street, Suite 1000, San Francisco, CA 94108.

Item 2 (c).     Citizenship:

                This Statement is filed by JANA Partners LLC, a Delaware limited liability company. JANA Partners LLC is a private money management firm which holds the Common Stock of the Issuer in various accounts under its management and control. The principals of JANA Partners LLC, Barry Rosenstein and Gary Claar, are U.S. citizens.

Item 2 (d).     Title of Class of Securities:
                 Common Stock

Item 2 (e).     CUSIP No: 410252100

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

          (a)  [ ] Broker or dealer registered under Section 15 of the Act,

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e)  [ ] Investment Adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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CUSIP No. 410252100                      13G         Page 4 of 4 Pages
----------------------------------                   ------------------

Item 4.         Ownership

      (a) Amount beneficially owned: 1,259,700
      (b) Percent of Class: 5.28%
      (c) Number of shares as to which JANA Partners LLC has:
         (i)   Sole power to vote or to direct the vote: 1,259,700
         (ii)  Shared power to vote or to direct the vote: 0
         (iii) Sole power to dispose or to direct the disposition: 1,259,700
         (iv)  Shared power to dispose or to direct the disposition: 0

Item 5. Ownership of Five Percent of Less of a Class.
        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Reported on the Parent Holding Company.
        Not Applicable.

Item 8. Identification and Classification of Members of the Group.
        Not Applicable.

Item 9. Notice of Dissolution of Group.
        Not Applicable.

Item 10.Certification.
        Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 1, 2004                           JANA Partners LLC


                                        /s/Barry Rosenstein
                                        Barry Rosenstein
                                        Managing Director

                                        /s/Gary Claar
                                        Gary Claar
                                        Managing Director